UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-15706

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Enstar Income Program IV-2, L.P. Full Name of Registrant
____________________________ Former Name if Applicable
12405 Powerscourt Drive Address of Principal Executive Office (Street and Number)
St. Louis, MO 63131 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Enstar Income Program IV-2, L.P. has prepared the financial information for the quarter ended June 30, 2004, but is unable to prepare the quarterly statements in sufficient time to meet the filing deadline without incurring undue hardship and expense. The review of Enstar Income Program IV-2, L.P., performed by KPMG, has not been completed. Accordingly, Enstar Income Program IV-2, L.P. requires additional time to complete the subject Form 10-Q, which will be filed no later than five days after its original date.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Paul E. Martin (Name)	314 (Area Code)	543-2293 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Enstar Income Program IV-2, L.P. sold its remaining cable systems in the third quarter of 2003, and therefore the results of operations are not comparable to 2003.

Enstar Income Program IV-2, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2004

By: /s/ Paul E. Martin
Name: Paul E. Martin
Title: Senior Vice President and
Corporate Controller (Principal Financial Officer and
Principal Accounting Officer)